Exhibit 8.1

Subsidiaries of Vertical Aerospace Ltd.

(as of December 31, 2022)

Legal Name of Subsidiary	Place of Incorporation

Vertical Aerospace Group Ltd.	United Kingdom

Broadstone Acquisition Corp.	Cayman Islands

Vertical Aerospace France SAS	France

Vertical Aerospace North America LLC	Delaware (USA)